Tutor Perini Corporation

15901 Olden Street

Sylmar, CA 91342

Tel: 818/362-8391 Fax: 818/367-5379

October 9, 2018

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Tutor Perini Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-06314

Dear Mr. Cash:

Set forth below is the response of Tutor Perini Corporation (the “Company”) to the letter dated October 5, 2018 providing further comment of the staff (the “Staff”) of the Securities and Exchange Commission on the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

For ease of reference, the Staff’s comment is reproduced below in bold font and followed by the Company’s response thereto.

Form 10-K for the Year Ended December 31, 2017

Critical Accounting Policies – Recoverability of Goodwill, page 28

1.	We note your response to our prior comment two. Please expand your disclosure in future annual filings:

• To address how you consider market capitalization as part of your annual goodwill impairment test, similar to the information you provided in your response letter; and

• To state, if true, that the fair values of your reporting units substantially exceed their respective carrying values.

Mr. John Cash

United States Securities and Exchange Commission

Response:

In future annual filings, the Company will address how it considers market capitalization as part of its annual goodwill impairment test, similar to the information provided in the Company’s response letter dated September 28, 2018. In addition, the Company will state, if true, that the fair values of its reporting units substantially exceed their respective carrying values.

Please feel free to contact me at 818/362-8391 if you have any questions.

Sincerely,

/s/ Gary G. Smalley

Gary G. Smalley

Executive Vice President and Chief Financial Officer